                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 1994

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from            to

         COMMISSION FILE NUMBER: 1-8247

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Manville Corporation
            717 17th Street
            Denver, Colorado 80202

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

     June 29, 1995

                                          SCHULLER INTERNATIONAL EMPLOYEES
                                          THRIFT PLAN

                                          By: /s/ Ann J. Henley

                                          --------------------------------------
                                                  Ann J. Henley
                                                  Director, Benefits

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

                            ------------------------

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
              AS OF DECEMBER 31, 1994 AND 1993 AND FOR EACH OF THE

               THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

                         INDEX TO FINANCIAL STATEMENTS

                            ------------------------

                                                                                        PAGES
                                                                                        ------
Report of Independent Accountants....................................................        2

Financial Statements:

  Statements of Net Assets Available for Benefits with Fund Information
     at December 31, 1994 and 1993...................................................      3-4

  Statements of Changes in Net Assets Available for Benefits with Fund Information
     for Each of the Three Years in the Period Ended December 31, 1994...............      5-8

  Notes to Financial Statements......................................................     9-16

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Compensation Committee
  of the Board of Directors of Manville Corporation:

     We have audited the accompanying statements of net assets available for benefits of the Schuller International Employees Thrift Plan as of December 31, 1994 and 1993 and the statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Schuller International Employees Thrift Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          COOPERS & LYBRAND

Denver, Colorado
June 23, 1995

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1994 AND 1993

                                          FIDELITY
                                         RETIREMENT                 FIDELITY     FIDELITY     FIDELITY     FIDELITY     FIDELITY
                                         GOVERNMENT     INCOME        ASSET     DISCIPLINED     VALUE      MAGELLAN       OTC
                 1994                   MONEY MARKET     FUND        MANAGER    EQUITY FUND     FUND         FUND      PORTFOLIO
- --------------------------------------- ------------  -----------  -----------  -----------  -----------  -----------  ----------
                ASSETS
Investments (Notes 3, 4 and 5):
 Common stock of Manville Corporation
   at market value (cost $1,236,820)...
 Common stock pool of Riverwood
   International at market value
   (cost $847,220).....................
 Commingled funds, at market value:
   Fidelity Retirement Government Money
    Market ($4,644,246)................  $4,664,246
   Fidelity Asset Manager
    (cost $29,462,053).................                            $28,074,320
   Fidelity Disciplined Equity
    (cost $19,083,431).................                                         $19,063,936
   Fidelity Value Fund
    (cost $9,936,094)..................                                                      $ 9,629,671
   Fidelity Magellan Fund
    (cost $28,153,261).................                                                                   $27,941,732
   Fidelity OTC Portfolio
    (cost $4,012,222)..................                                                                                $4,091,605
   Fidelity International Growth &
    Income Fund (cost $7,062,817)......
 Investment contracts, at contract
   value...............................               $77,149,844
 Loans to Plan members, at cost
   (approximates market)...............
Cash and equivalents (Note 6)..........                 3,732,366
Due from associated funds..............       5,736        36,065       35,791      21,758        15,062       47,358       6,745
Contributions receivable:
 Plan members..........................      11,656        81,064       86,650      51,791        38,998      110,374      21,022
 Company...............................      43,183       679,456      685,353     434,438       317,815      971,622     165,636
Accrued income receivable (Note 3).....
                                         ----------   -----------  -----------  -----------  -----------  -----------  ----------
      Total assets.....................   4,724,821    81,678,795   28,882,114  19,571,923    10,001,546   29,071,086   4,285,008

              LIABILITIES
Payable to associated funds............
                                         ----------   -----------  -----------  -----------  -----------  -----------  ----------
Net assets available for benefits......  $4,724,821   $81,678,795  $28,882,114  $19,571,923  $10,001,546  $29,071,086  $4,285,008
                                         ==========   ===========  ===========  ===========  ===========  ===========  ==========

                                           FIDELITY                 HVL
                                         INTERNATIONAL    RVW     COMMON
                                           GROWTH &      STOCK     STOCK      LOAN       COMBINED
                 1994                       INCOME        POOL     FUND     ACCOUNT       TOTAL
- ---------------------------------------  -------------  --------  -------  ----------  ------------
                ASSETS
Investments (Notes 3, 4 and 5):
 Common stock of Manville Corporation
   at market value (cost $1,236,820)...                           $84,026              $     84,026
 Common stock pool of Riverwood
   International at market value
   (cost $847,220).....................                 $949,988                            949,988
 Commingled funds, at market value:
   Fidelity Retirement Government Money
    Market ($4,644,246)................                                                   4,664,246
   Fidelity Asset Manager
    (cost $29,462,053).................                                                  28,074,320
   Fidelity Disciplined Equity
    (cost $19,083,431).................                                                  19,063,936
   Fidelity Value Fund
    (cost $9,936,094)..................                                                   9,629,671
   Fidelity Magellan Fund
    (cost $28,153,261).................                                                  27,941,732
   Fidelity OTC Portfolio
    (cost $4,012,222)..................                                                   4,091,605
   Fidelity International Growth &
    Income Fund (cost $7,062,817)......   $ 6,627,226                                     6,627,226
 Investment contracts, at contract
   value...............................                                                  77,149,844
 Loans to Plan members, at cost
   (approximates market)...............                                    $5,749,075     5,749,075
Cash and equivalents (Note 6)..........                                                   3,732,366
Due from associated funds..............        13,808                                       182,323
Contributions receivable:
 Plan members..........................        36,740                                       438,295
 Company...............................       309,536                                     3,607,039
Accrued income receivable (Note 3).....                                        36,468        36,468
                                           ----------   --------  -------  ----------  ------------
      Total assets.....................     6,987,310    949,988   84,026   5,785,543   192,022,160
              LIABILITIES
Payable to associated funds............                                       182,325       182,325
                                           ----------   --------  -------  ----------  ------------
Net assets available for benefits......   $ 6,987,310   $949,988  $84,026  $5,603,218  $191,839,835
                                           ==========   ========  =======  ==========  ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1994 AND 1993

                                    U.S.                        IDS          IDS
                                 GOVERNMENT       IDS           NEW       BLUE CHIP       ASSET                        RVW
                                 SECURITIES      STOCK      DIMENSIONS    ADVANTAGE    ALLOCATION       INCOME        STOCK
             1993                   FUND         FUND          FUND          FUND         FUND           FUND          POOL
- -------------------------------  ----------   -----------   -----------   ----------   -----------   ------------   ----------
ASSETS
Investments (Notes 3, 4,
 5 and 8):
 Common stock of Manville
   Corporation at market value
   (cost $1,267,557)...........
 Common stock pool of Riverwood
   International
   at market value
   (cost $1,052,769)...........                                                                                     $1,253,075
 Commingled funds, at market
   value:
   U.S. Government Securities
     Fund (approximates
     cost).....................  $4,574,599
   IDS Stock Fund
     (cost $21,481,819)........               $21,212,200
   IDS New Dimensions Fund
     (cost $9,609,366).........                             $10,055,507
   IDS Blue Chip Advantage Fund
     (cost $3,815,256).........                                           $3,853,521
   Asset Allocation
     (cost $14,431,584)........                                                        $15,471,118
 Investment contracts, at
   contract value..............                                                                      $104,097,259
 Loans to plan members, at cost
   (approximates market).......
Cash and equivalents
 (Note 6)......................                                                              3,953     16,056,485
Due from associated funds......      8,761         20,953       84,634        16,309        20,743         87,292
Contributions receivable:
 Plan members..................     33,956         81,991      123,819        62,080        79,210        291,923
 Company.......................     13,771         30,717       46,321        23,035        29,439        112,041
Accrued income receivable (Note
 3)............................     10,518                                                                  2,404
                                 ----------   -----------  -----------    ----------   -----------   ------------   ----------
       Total assets............  4,641,605     21,345,861   10,310,281     3,954,945    15,604,463    120,647,404    1,253,075
LIABILITIES
Accrued Expenses payable.......                                                                             5,235
Payable to associated funds....                                                             58,611
Payable to trustee.............                     1,000                                                                  271
                                              -----------                              -----------   ------------   ----------
       Total liabilities.......                     1,000                                   58,611          5,235          271
                                 ----------   -----------  -----------    ----------   -----------   ------------   ----------
Net assets available for
 benefits......................  $4,641,605   $21,344,861  $10,310,281    $3,954,945   $15,545,852   $120,642,169   $1,252,804
                                 ==========   ===========  ===========    ==========   ===========   ============   ==========

                                   MVL
                                 COMMON
                                  STOCK       LOAN        COMBINED
             1993                 FUND      ACCOUNT        TOTAL
- -------------------------------  -------   ----------   ------------
ASSETS
Investments (Notes 3, 4,
 5 and 8):
 Common stock of Manville
   Corporation at market value
   (cost $1,267,557)...........  $85,558                $     85,558
 Common stock pool of Riverwood
   International
   at market value
   (cost $1,052,769)...........                            1,253,075
 Commingled funds, at market
   value:
   U.S. Government Securities
     Fund (approximates
     cost).....................                            4,574,599
   IDS Stock Fund
     (cost $21,481,819)........                           21,212,200
   IDS New Dimensions Fund
     (cost $9,609,366).........                           10,055,507
   IDS Blue Chip Advantage Fund
     (cost $3,815,256).........                            3,853,521
   Asset Allocation
     (cost $14,431,584)........                           15,471,118
 Investment contracts, at
   contract value..............                          104,097,259
 Loans to plan members, at cost
   (approximates market).......            $5,494,784      5,494,784
Cash and equivalents
 (Note 6)......................                           16,060,438
Due from associated funds......                              238,692
Contributions receivable:
 Plan members..................                              672,979
 Company.......................                              255,324
Accrued income receivable (Note
 3)............................                               12,922
                                 -------   ----------   ------------
       Total assets............  85,558     5,494,784    183,337,976
LIABILITIES
Accrued Expenses payable.......                                5,235
Payable to associated funds....               180,081        238,692
Payable to trustee.............                                1,271
                                 -------   ----------   ------------
       Total liabilities.......               180,081        245,198
                                 -------   ----------   ------------
Net assets available for
 benefits......................  $85,558   $5,314,703   $183,092,778
                                 =======   ==========   ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                                      U.S.                        IDS           IDS                      FIDELITY
                                   GOVERNMENT       IDS           NEW        BLUE CHIP      ASSET       RETIREMENT
                                   SECURITIES      STOCK       DIMENSIONS    ADVANTAGE    ALLOCATION    GOVERNMENT      INCOME
               1994                   FUND          FUND          FUND         FUND          FUND      MONEY MARKET      FUND
- ---------------------------------- -----------  ------------  ------------  -----------  ------------  ------------  ------------
Investment Income:
 Interest income (loss)........... $   33,209                                                          $     (459)   $  6,305,577
 Dividend income..................              $    159,915                $    12,959                   137,591
 Net appreciation (depreciation)
   in fair value of investments
   (Note 3).......................                  (854,700) $   (414,168)    (144,577) $   (567,175)
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Total investment income (loss)....     33,209       (694,785)     (414,168)    (131,618)     (567,175)    137,132       6,305,577
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Transfer from predecessor trustee
 (Note 1).........................                                                                      4,826,995     117,457,790
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Contributions (Note 7):
 By Plan members..................    237,937        394,947       693,877      315,213       411,776     194,916       2,465,670
 By the Company...................      9,135        111,911       171,805       82,337       112,750     243,973       1,457,028
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
                                      247,072        506,858       865,682      397,550       524,526     438,889       3,922,698
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Transfers into fund from
 associated funds.................    380,503        418,394     1,916,413      432,103     1,003,418   2,659,977      13,751,759
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Transfers out of fund to
 associated funds.................   (282,005)    (1,407,450)   (1,021,790)    (549,654)     (609,462) (2,841,039)    (51,328,926)
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Transfer to successor trustee
 (Note 1)......................... (4,826,995)   (19,639,633)  (11,413,148)  (3,996,068)  (15,569,693)               (117,457,790)
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Withdrawals and forfeitures (Note
 8)...............................   (193,389)      (528,245)     (243,270)    (107,258)     (327,466)   (496,957)    (11,614,039)
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Administrative expenses...........                                                                           (176)           (443)
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
Net increase (decrease)........... (4,641,605)   (21,344,861)  (10,310,281)  (3,954,945)  (15,545,852)  4,724,821     (38,963,374)
Net assets available for benefits:
 Beginning of year................  4,641,605     21,344,861    10,310,281    3,954,945    15,545,852           0     120,642,169
                                   ----------   ------------  ------------  -----------  ------------  ----------    ------------
 End of year...................... $        0   $          0  $          0  $         0  $          0  $4,724,821    $ 81,678,795
                                   ==========   ============  ============  ===========  ============  ==========    ============


                                     FIDELITY      FIDELITY
                                       ASSET     DISCIPLINED
               1994                   MANAGER    EQUITY FUND
- ----------------------------------  -----------  ------------
Investment Income:
 Interest income (loss)...........  $        96  $         59
 Dividend income..................      868,683       780,072
 Net appreciation (depreciation)
   in fair value of investments
   (Note 3).......................   (1,319,451)      457,063
                                    -----------  ------------
Total investment income (loss)....     (450,672)    1,237,194
                                    -----------  ------------
Transfer from predecessor trustee
 (Note 1).........................   15,569,693    23,635,701
                                    -----------  ------------
Contributions (Note 7):
 By Plan members..................    1,762,501     1,034,943
 By the Company...................    1,171,368       720,180
                                    -----------  ------------
                                      2,933,869     1,755,123
                                    -----------  ------------
Transfers into fund from
 associated funds.................   17,323,716     6,778,642
                                    -----------  ------------
Transfers out of fund to
 associated funds.................   (5,719,132)  (13,125,190)
                                    -----------  ------------
Transfer to successor trustee
 (Note 1).........................
                                    -----------  ------------
Withdrawals and forfeitures (Note
 8)...............................     (775,021)     (709,438)
                                    -----------  ------------
Administrative expenses...........         (339)         (109)
                                    -----------  ------------
Net increase (decrease)...........   28,882,114    19,571,923
Net assets available for benefits:
 Beginning of year................            0             0
                                    -----------  ------------
 End of year......................  $28,882,114  $ 19,571,923
                                    ===========  ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      WITH FUND INFORMATION -- (CONTINUED)
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                                                             FIDELITY                      MVL
                 FIDELITY       FIDELITY       FIDELITY     INTERNATIONAL     RVW         COMMON
                   VALUE        MAGELLAN         OTC         GROWTH &        STOCK        STOCK         LOAN          COMBINED
     1994          FUND           FUND        PORTFOLIO       INCOME         POOL          FUND        ACCOUNT          TOTAL
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Investment
 Income:
  Interest
    income
    (loss)....  $        34    $       127    $       17    $       34                               $   442,150    $   6,780,844
  Dividend
    income....      528,278        479,332        36,139       209,603                                                  3,212,572
  Net
  appreciation
(depreciation)
    in fair
    value of
   investments
    (Note
    3)........     (296,148)      (335,122)       78,369      (461,402)   $   (51,299)   $  6,332                      (3,902,278)
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Total
  investment
  income
  (loss)......      232,164        144,337       114,525      (251,765)       (51,299)      6,332        442,150        6,091,138
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Transfer from
  predecessor
  trustee
  (Note 1)....            0     11,413,148             0             0      1,015,677      80,040      5,460,131      179,459,175
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Contributions
  (Note 7):
  By Plan
    members...      757,732      2,308,722       357,012       688,678                                                 11,623,924
  By the
    Company...      514,350      1,648,916       271,190       536,917                                                  7,051,860
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
                  1,272,082      3,957,638       628,202     1,225,595                                                 18,675,784
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Transfers into
  fund from
  associated
  funds.......    9,630,380     19,258,200     3,922,282     7,041,807                                 2,748,712       87,266,306
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Transfers out
  of fund to
  associated
  funds.......   (1,073,167)    (5,178,353)     (351,999)     (954,346)      (230,904)     (4,784)    (2,588,105)     (87,266,306)
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Transfer to
  successor
  trustee
  (Note 1)....                                                             (1,015,677)    (80,040)    (5,460,131)    (179,459,175)
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Withdrawals
  and
  forfeitures
  (Note 8)....      (59,872)      (523,816)      (27,994)      (73,981)       (20,613)     (3,080)      (314,242)     (16,018,681)
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Administrative
  expenses....          (41)           (68)           (8)            0                                                     (1,184)
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
Net increase
 (decrease)...   10,001,546     29,071,086     4,285,008     6,987,310       (302,816)     (1,532)       288,515        8,747,057
Net assets
  available
  for
  benefits:
  Beginning of
    year......            0              0             0             0      1,252,804      85,558      5,314,703      183,092,778
                -----------    -----------    ----------    ----------    -----------    --------    -----------    -------------
  End of
    year......  $10,001,546    $29,071,086    $4,285,008    $6,987,310    $   949,988    $ 84,026    $ 5,603,218    $ 191,839,835
                 ==========     ==========     =========     =========     ==========    ========     ==========     ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                               U.S.                         IDS          IDS                                                   MVL
                            GOVERNMENT        IDS           NEW       BLUE CHIP       ASSET                        RVW       COMMON
                            SECURITIES       STOCK      DIMENSIONS    ADVANTAGE    ALLOCATION                     STOCK       STOCK
           1993                FUND          FUND          FUND          FUND         FUND       INCOME FUND       POOL       FUND
- --------------------------- -----------   -----------   -----------   ----------   -----------   ------------   ----------   -------
Investment Income:
 Dividend income...........               $ 2,396,512   $   481,827   $  277,008   $   968,089                               $9,866
 Interest income........... $   131,868                                                          $  8,578,525                    25
 Net appreciation
   (depreciation) in fair
   value of investments
   (Note 3)................                   668,299       475,263       54,118       268,440                  $  243,116   (1,834)
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Total investment income
 (loss)....................     131,868     3,064,811       957,090      331,126     1,236,529      8,578,525      243,116    8,057
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Contributions (Note 7):
 By Plan members...........     454,543     1,081,652     1,506,374      770,119     1,121,345      3,889,464
 By the Company............     121,045       297,572       388,362      209,739       332,408      1,119,790
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
                                575,588     1,379,224     1,894,736      979,858     1,453,753      5,009,254
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Transfers into fund from
 associated funds..........   1,126,228     2,154,273     5,295,023    1,485,921     1,396,347     19,791,573
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Transfers out of fund to
 associated funds..........  (1,433,000)   (1,841,705)   (1,773,363)    (477,866)   (2,461,575)   (22,927,705)    (265,677)
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Transfers to successor
 trustee (Note 2)..........  (1,251,404)   (2,918,857)   (1,370,047)    (700,993)   (1,633,346)   (24,886,776)    (609,331)
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Withdrawals and forfeitures
 (Note 8)..................    (678,689)   (1,846,697)     (442,321)    (144,917)   (1,211,409)   (10,516,306)     (22,709)  (7,548)
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Administrative expenses....                                                                           (67,328)
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
Net increase (decrease)....  (1,529,409)       (8,951)    4,561,118    1,473,129    (1,219,701)   (25,018,763)    (654,601)     509
Net assets available for
 benefits:
 Beginning of year.........   6,171,014    21,353,812     5,749,163    2,481,816    16,765,553    145,660,932    1,907,405   85,049
                            -----------   -----------   -----------   ----------   -----------   ------------   ----------  -------
 End of year............... $ 4,641,605   $21,344,861   $10,310,281   $3,954,945   $15,545,852   $120,642,169   $1,252,804  $85,558
                            ===========   ===========   ===========   ==========   ===========   ============   ==========  =======


                                LOAN         COMBINED
           1993                ACCOUNT        TOTAL
- ---------------------------  -----------   ------------
Investment Income:
 Dividend income...........                $  4,133,302
 Interest income...........  $   442,379      9,152,797
 Net appreciation
   (depreciation) in fair
   value of investments
   (Note 3)................                   1,707,402
                             -----------   ------------
Total investment income
 (loss)....................      442,379     14,993,501
                             -----------   ------------
Contributions (Note 7):
 By Plan members...........                   8,823,497
 By the Company............                   2,468,916
                             -----------   ------------
                                             11,292,413
                             -----------   ------------
Transfers into fund from
 associated funds..........    2,487,306     33,736,671
                             -----------   ------------
Transfers out of fund to
 associated funds..........   (2,555,780)   (33,736,671)
                             -----------   ------------
Transfers to successor
 trustee (Note 2)..........   (1,256,154)   (34,626,908)
                             -----------   ------------
Withdrawals and forfeitures
 (Note 8)..................     (262,362)   (15,132,958)
                             -----------   ------------
Administrative expenses....                     (67,328)
                             -----------   ------------
Net increase (decrease)....   (1,144,611)   (23,541,280)
Net assets available for
 benefits:
 Beginning of year.........    6,459,314    206,634,058
                             -----------   ------------
 End of year...............  $ 5,314,703   $183,092,778
                             ===========   ============

   The accompanying notes are an integral part of these financial statements.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1994

                                 U.S.                         IDS          IDS
                              GOVERNMENT        IDS           NEW       BLUE CHIP       ASSET                        RVW
                              SECURITIES       STOCK      DIMENSIONS    ADVANTAGE    ALLOCATION       INCOME        STOCK
            1992                 FUND          FUND          FUND          FUND         FUND           FUND          POOL
- ----------------------------  -----------   -----------   -----------   ----------   -----------   ------------   ----------
Investment Income:
 Dividend income............                $ 2,373,326   $  273,875    $  105,458   $   793,176
 Interest income............  $  186,633              8                                        9   $ 10,409,426
 Net appreciation
   (depreciation) in fair
   value of investments
   (Note 3).................                 (1,061,633)     133,801        24,943       477,913                  $  (57,866)
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Total investment income
 (loss).....................     186,633      1,311,701      407,676       130,401     1,271,098     10,409,426      (57,866)
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Contributions (Notes 2 and
 6):
 By Plan members............     908,591      1,443,708    2,036,941     1,044,550     1,456,150      5,602,129
 By the Company.............     478,113        773,835    1,146,764       587,722       776,451      3,310,872
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
                               1,386,704      2,217,543    3,183,705     1,632,272     2,232,601      8,913,001
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Plan to plan transfer in....     323,329
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Transfers into fund from
 associated funds...........   7,872,813      1,857,446    3,484,193     1,186,528     2,190,479      5,560,817    2,106,458
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Transfers out of fund to
 associated funds...........  (7,852,621)    (4,195,198)  (1,221,745)     (429,910)   (3,972,300)    (7,540,865)    (115,676)
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Withdrawals and forfeitures
 (Note 7)...................    (302,902)    (1,727,471)    (104,666)      (37,475)   (1,126,927)    (8,698,118)     (25,511)
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Administrative expenses.....                                                                            (75,960)
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
Net increase (decrease).....   1,613,956       (535,979)   5,749,163     2,481,816       594,951      8,568,301    1,907,405
Net assets available for
 benefits:
 Beginning of year..........   4,557,058     21,889,791                               16,170,602    137,092,631
                              ----------    -----------   ----------    ----------   -----------   ------------   ----------
 End of year................  $6,171,014    $21,353,812   $5,749,163    $2,481,816   $16,765,553   $145,660,932   $1,907,405
                              ==========    ===========   ==========    ==========   ===========   ============   ==========

                                MVL
                              COMMON
                               STOCK       LOAN        COMBINED
            1992               FUND      ACCOUNT        TOTAL
- ----------------------------  -------   ----------   ------------
Investment Income:
 Dividend income............  $9,083                 $  3,554,918
 Interest income............      12    $  488,961     11,085,049
 Net appreciation
   (depreciation) in fair
   value of investments
   (Note 3).................   7,164                     (475,678)
                              ------    ----------   ------------
Total investment income
 (loss).....................  16,259       488,961     14,164,289
                              ------    ----------   ------------
Contributions (Notes 2 and
 6):
 By Plan members............                           12,492,069
 By the Company.............                            7,073,757
                              ------    ----------   ------------
                                                       19,565,826
                              ------    ----------   ------------
Plan to plan transfer in....                              323,329
                              ------    ----------   ------------
Transfers into fund from
 associated funds...........             3,569,961     27,828,695
                              ------    ----------   ------------
Transfers out of fund to
 associated funds...........            (2,500,380)   (27,828,695)
                              ------    ----------   ------------
Withdrawals and forfeitures
 (Note 7)...................  (2,868)     (490,718)   (12,516,656)
                              ------    ----------   ------------
Administrative expenses.....                              (75,960)
                              ------    ----------   ------------
Net increase (decrease).....  13,391     1,067,824     21,460,828
Net assets available for
 benefits:
 Beginning of year..........  71,658     5,391,490    185,173,230
                              ------    ----------   ------------
 End of year................ $85,049    $6,459,314   $206,634,058
                             =======    ==========   ============

   The accompanying notes are an integral part of these financial statements

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  PLAN DESCRIPTION:

     The Schuller International Employees Thrift Plan (the "Plan") -- formerly the Manville Employees Thrift Plan -- is sponsored by Manville Corporation ("Manville"), and offered through Schuller International (the "Company"), a wholly owned subsidiary of Manville. The Plan provides eligible employees a convenient means for regular and systematic savings with several investment options. Plan participants have the option of directing the investment of theirs and related Company contributions into any one or a combination of separate funds. From 1992 through March 31, 1994, IDS Trust, the trustee of the Plan's assets, administered, managed and reported the Plan's investment transactions. Beginning April 1, 1994, these responsibilities were transferred to Fidelity Institutional Retirement Services Company ("Fidelity"). The Plan now offers the following new funds as investment options: the Retirement Government Money Market Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio the International Growth & Income Fund, and the Blended Income Fund (along with Mutual Benefit Life, and Confederation Life, collectively referred to as the "Income Fund"). Participants elected from these new funds where their existing account balances were transferred and how future contributions will be directed. Loans and fund transfer transactions were suspended from March 28, 1994 through mid to late May, 1994. The transfer of existing account balances into the Fidelity funds was completed on April 4, 1994. Plan participants with accounts having market values totalling $179,459,175 were transferred into the Fidelity funds. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

     In June 1992, Riverwood International Corporation ("Riverwood"), a subsidiary of Manville, completed an initial public offering of 12.1 million shares of common stock. In connection with this offering, units in a stock pool ("RVW Stock Pool") containing shares of this stock became available as a Plan investment option. This pool was initially comprised of approximately 90% stock and 10% cash, although this allocation could vary in the future. Plan participants could allocate up to 25% of their Plan account balances to investment in this pool. Additional purchase of Riverwood stock is not being offered by the Plan at this time. Investments in the Riverwood stock pool are being held in the RVW Stock Pool.

     In addition to the funds mentioned above, some participants still have investments in the Manville Common Stock Fund, which holds common stock of Manville. During 1982, the Board of Directors of Manville suspended further investments in the common stock while Manville was in Chapter 11 proceedings and offered alternative investment choices. Manville emerged from Chapter 11 on November 28, 1988 but new investment in the Manville Common Stock Fund is still not permitted. However, dividends paid on the Company's common stock of $1.04 per share were received on December 28, 1992, with which 1,078 common shares were purchased, as allowed by the Plan.

     The loan account holds loans made to eligible participants out of their vested account balances in the aforementioned funds except for the Mutual Benefit Life Insurance Contract and the Confederation Life Insurance Contract, included in the Income Fund (see Note 4). Principal and interest payments are reinvested in the participants investment funds in accordance with the participant's investment election in effect at the time the payments are made.

     At December 31, 1994, there were a total of 4,489 participants in the Plan. They participated in one or more of the funds as follows: 565 in the Retirement Government Money Market Portfolio, 1,975 in the Asset Manager, 1,819 in the Disciplined Equity Fund, 1,169 in the Value Fund, 2,369 in the Magellan Fund, 739 in the OTC Portfolio, 1,187 in the International Growth & Income Fund, 6,033 in the Income Fund, 187 in the RVW Stock Pool, and 254 in the Manville Common Stock Fund. Additionally, 1,339 participants had loans outstanding through the loan account at December 31, 1994.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

2.  TRANSFER TO SUCCESSOR TRUSTEE:

     During January 1993, 1,174 Plan participants with accounts having market values totalling $33,580,255 were transferred from these funds into the newly created (effective on January 1, 1993) Riverwood International Corporation Employees Thrift Plan ("RVW Plan"). Additional accounts of participants who transferred to Riverwood during 1993 are also reflected. Also included are the accounts of participants associated with the transfer of certain of Manville's automotive businesses to a joint venture.

     In addition, Company variable matched contributions accrued for at December 31, 1992 by the Plan in the following amounts were made to the RVW Plan during February 1993:

        U.S. Government Securities Fund...................................  $ 59,551
        IDS Stock Fund....................................................    84,789
        IDS New Dimensions Fund...........................................   149,758
        IDS Blue Chip Advantage Fund......................................    71,093
        Asset Allocation Fund.............................................    63,346
        Income Fund.......................................................   354,630
                                                                            --------
                                                                            $783,167
                                                                            ========

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Investments in the funds are stated at values based upon the following:

    Retirement Government
      Money Market............  original cost plus accrued interest.

    Asset Manager.............  quotations obtained directly from mutual fund company.

    Disciplined Equity Fund...  quotations obtained directly from mutual fund company.

    Value Fund................  quotations obtained directly from mutual fund company.

    Magellan Fund.............  quotations obtained directly from mutual fund company.

    OTC Portfolio.............  quotations obtained directly from mutual fund company.

    International Growth &
      Income Fund.............  quotations obtained directly from mutual fund company.

    Income Fund...............  contract value (original cost plus accrued interest and contributions less withdrawals.)

    RVW Stock Pool............  stock quotations from New York Stock Exchange.
    Manville Common
      Stock Fund..............  stock quotations from New York Stock Exchange.

     Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1994 and 1993.

     Contracts held in the Income Fund contain provisions that could reduce the earnings on the investment below the guaranteed rate if there is an early discontinuance of the contract.

     The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Plan does not require collateral or other security to support investments with credit risk.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
     The Plan presents in the statements of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, including derivatives. See Note 5.

     The Plan has reclassified the presentation of certain prior year information to conform with the current presentation format.

4.  INVESTMENTS:

     The number of units and carrying value per unit at December 31, were as follows:

                                                                     1994           1993
                                                                  -----------    -----------
    FIDELITY RETIREMENT GOVERNMENT MONEY MARKET
      Units.....................................................    4,664,246
      Market value per unit.....................................        $1.00
    FIDELITY ASSET MANAGER
      Units.....................................................    2,029,958
      Market value per unit.....................................       $13.83
    FIDELITY DISCIPLINED EQUITY FUND
      Units.....................................................    1,062,650
      Market value per unit.....................................       $17.94
    FIDELITY VALUE FUND
      Units.....................................................      235,964
      Market value per unit.....................................       $40.81
    FIDELITY MAGELLAN FUND
      Units.....................................................      418,289
      Market value per unit.....................................       $66.80
    FIDELITY OTC PORTFOLIO
      Units.....................................................      175,832
      Market value per unit.....................................       $23.27
    FIDELITY INTERNATIONAL GROWTH & INCOME
      Units.....................................................      400,921
      Market value per unit.....................................       $16.53
    INCOME FUND
      Security Life of Denver Contract*:
         Units..................................................   17,402,132     23,375,781
         Contract value per unit................................        $1.00          $1.00
      Mutual Benefit Life Insurance Contract*:
         Units..................................................   14,990,905     16,040,216
         Contract value per unit................................        $1.00          $1.00
      Bankers Trust Investment Contracts:
         Units..................................................    7,081,064      8,033,713
         Contract value per unit................................        $1.00          $1.00
      Great West Life Assurance Contracts:
         Units..................................................    7,005,218     17,821,001
         Contract value per unit................................        $1.00          $1.00

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

4.  INVESTMENTS, CONTINUED:

                                                                     1994           1993
                                                                  -----------    -----------
      J.P. Morgan Securities Insurance Contract:
         Units..................................................    6,110,207
         Contract value per unit................................        $1.00
      Commonwealth Life Insurance Contracts:
         Units..................................................    5,924,169      6,321,512
         Contract value per unit................................        $1.00          $1.00
      Confederation Life Insurance Contract:
         Units..................................................    3,733,308      3,928,700
         Contract value per unit................................        $1.00          $1.00
      New York Life Insurance Contracts:
         Units..................................................    2,646,826      2,857,100
         Contract value per unit................................        $1.00          $1.00
      CNA Insurance Company Contract:
         Units..................................................    2,608,196
         Contract value per unit................................        $1.00
      Sun Life Insurance of America Contract:
         Units..................................................    2,505,290
         Contract value per unit................................        $1.00
      Protective Life Insurance Contract:
         Units..................................................    2,505,264
         Contract value per unit................................        $1.00
      Life of Virginia Contract:
         Units..................................................    2,357,665      2,629,901
         Contract value per unit................................        $1.00          $1.00
      Morgan Guaranty Trust Company Investment Contracts:
         Units..................................................    2,279,600      9,491,356
         Contract value per unit................................        $1.00          $1.00
      Allstate Life Insurance Contracts:
         Units..................................................                   7,986,099
         Contract value per unit................................                       $1.00
      Metropolitan Life Insurance Contract:
         Units..................................................                   2,812,899
         Contract value per unit................................                       $1.00
      Continental Assurance Contract:
         Units..................................................                   2,798,981
         Contract value per unit................................                       $1.00
    RVW STOCK POOL
      Units.....................................................       84,722        105,247
      Market value per unit.....................................       $11.21         $11.91
    MVL COMMON STOCK FUND
      Units.....................................................        7,332         10,161
      Market value per unit.....................................       $11.46          $8.50

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

4.  INVESTMENTS, CONTINUED:

                                                                     1994           1993
                                                                  -----------    -----------
    LOAN ACCOUNT
      Remaining principal balance, at cost
         (approximates market)..................................   $5,749,075     $5,494,784
    U.S. GOVERNMENT SECURITIES FUND
      Units.....................................................                   4,574,599
      Market value per unit.....................................                       $1.00
    IDS STOCK FUND
      Units.....................................................                   1,075,942
      Market value per unit.....................................                      $19.72
    IDS NEW DIMENSIONS FUND
      Units.....................................................                     701,221
      Market value per unit.....................................                      $14.34
    IDS BLUE CHIP ADVANTAGE FUND
      Units.....................................................                     605,138
      Market value per unit.....................................                       $6.37
    ASSET ALLOCATION FUND
      Units.....................................................                   1,019,850
      Market value per unit.....................................                      $15.17

- ---------------
* Represents at least 5% of net assets available for benefits at December 31, 1994.

     The Plan has entered into investment contracts with various insurance and investment companies. The contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by these companies. The contracts are included in the financial statements at contract value, as reported by the insurance and investment companies. Contract value represents contributions under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

     During 1994, Canadian and U.S. regulators seized control of Confederation Life Insurance Company ("Confederation Life"), a significant issuer of guaranteed investment contracts, or GICS, after Confederation Life failed to obtain capital support from a consortium of Canadian and U.S. insurers. On August 12, 1994, Michigan regulators obtained a court order in Ingram County Circuit Court placing the U.S. branch of Confederation Life in rehabilitation.

     As of December 31, 1994, the Income Fund held a $3.7 million investment contract with Confederation Life. This contract represented 4.6% of the net assets of the Income Fund at December 31, 1994. The Plan has segregated the assets of the contract, and during this rehabilitation period participants will continue to have access to the remainder of the Income Fund. Presently, adjustment, if any, to reduce the carrying value of the contract to net realizable value cannot be determined and is not reflected in the financial statements.

     On February 20, 1995, Confederation Life issued an administrative update which outlined the following procedures for permitting certain hardship withdrawals: withdrawals are limited to 10% of the participant's account balance per year for normal retirement and disability, and no withdrawals are processed for early retirement; entire account balances will be paid to the participant's beneficiaries in the event of a participant's death; hardship withdrawals will be permitted for situations that fall under the IRS and Plan definitions of hardship withdrawals; and no withdrawals are processed for employee terminations, loans, transfers, etc. The Plan received 1.5% of the contract balance in order to honor the above types of withdrawals.

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

4.  INVESTMENTS, CONTINUED:
     During 1991, the Plan notified Mutual Benefit Life Insurance Company ("Mutual Benefit") of its intention to discontinue their group annuity contract held by the Income Fund. On June 28, 1991, the Plan received $19,578,795 representing 50% of the May 31, 1991 adjusted contract value (after normal withdrawals plus a favorable market interest rate adjustment) from Mutual Benefit. Additional withdrawals totalling $4,501,583 were paid by Mutual Benefit shortly thereafter.

     Mutual Benefit requested, and on July 16, 1991, was placed under, rehabilitory conservatorship with the state of New Jersey by court order. Currently, there is no plan to liquidate Mutual Benefit. Mutual Benefit advised the Plan that the remaining contract discontinuance payments were suspended pending action on a plan of rehabilitation.

     In the interim, payments have been made to participants or beneficiaries in the case of death, certain hardships and to retirees aged 65 and above who elected to leave the Plan.

     The Plan of Rehabilitation for Mutual Benefit Life Insurance Company was approved on August 12, 1993, and an order confirming the Plan of Rehabilitation was signed on November 10, 1993. On April 29, 1994, under provisions of the order, Mutual Benefit Life became insolvent and its assets and liabilities were assumed by a successor company, MBL Life Assurance Corporation ("MBLLAC").

     The Plan of Rehabilitation offered Plan participants the option of opting out of the existing contract or accepting participation in a new, restructured contract to be issued by MBLLAC. Those electing to opt out of the contract will receive 55% of their account balances with interest credited at 3.5% annually from July 16, 1991 to payout. Those electing to opt in will be credited with interest at the contract rate (11.05%) through December 31, 1991, at 4.0% for 1992, at 3.5% for 1993 and at 3.5% for 1994. Interest to be paid thereafter has not been determined, but will be no less than zero. Payment of principal and interest has been guaranteed by a consortium of major insurance companies. Participants who elected on April 4, 1994 to opt out of the contract received $863,703. Those who elected to accept participation in the restructured contract were credited with balances totalling approximately $15,228,000.

     During the rehabilitation period, which is expected to extend through December 31, 1999, withdrawals will remain limited. However, payments will continue to be made in cases of death and hardship, and out-of-fund payments will be made to retirees aged 59 1/2 or more who have elected to leave the Plan.

     The Plan of Rehabilitation anticipates that balances in the restructured contracts will be paid out in five annual installments beginning in the year 2000. However, should there be insufficient liquidity or assets, scheduled installment payments may be deferred for up to seven years.

5.  DERIVATIVE FINANCIAL INSTRUMENTS:

     At December 31, 1994, the Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes.

     The fair value of derivatives is estimated as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

     Investments in the Fidelity funds consist of various derivative financial instruments such as futures, forward, swap or option contracts. At December 31, 1994, derivative transactions in these funds include domestic and international equity futures, structured notes and foreign exchange forward contracts.

     The objective of the funds' investments ("long positions") in domestic equity futures is to remain fully invested as well as to maintain liquidity. The funds' short positions in domestic equity futures represent the

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

5. DERIVATIVE FINANCIAL INSTRUMENTS, CONTINUED sale of financial instruments which function as hedges against declines in equity prices. Futures contracts are settled on a daily basis using funds set aside in separate accounts.

     Structured notes are created with terms that are linked to underlying markets or changes in economic conditions. The structured notes are utilized because they allow the funds to invest in certain investments that are otherwise unavailable.

     Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations.

     An immaterial portion of the total assets of the Asset Manager Fund, the Disciplined Equity Fund and the Value Fund, has been invested in derivative financial instruments. The International Growth & Income Fund, however, has approximately 40 percent of its total assets invested in derivatives, of which approximately 90 percent of those derivative instruments represent foreign exchange forward contracts. Because the International Growth & Income Fund invests primarily in international markets, it is reasonable to conclude that its foreign currency exposure is normally higher than for most domestic funds.

6.  CASH AND EQUIVALENTS:

     The cash and equivalents of the Income Fund were invested primarily in short-term U.S. Government Securities.

7.  CONTRIBUTIONS, ELIGIBILITY AND VESTING:

     Pre-tax Contributions -- From January 1, 1994 through March 31, 1994, an eligible employee could contribute to the Plan through a reduction in salary on a pre-tax basis (a "401(k)" Plan) from 1% to 6% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions). As of April 1, 1994, an eligible employee may contribute to the Plan through a reduction in salary on a pre-tax basis (a "401(k)" Plan) from 1% to 9% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions) or, for highly compensated employees, from 1% to 8% of salary on a pre-tax basis.

     After-tax Contributions -- From January 1, 1994 through March 31, 1994, employees could elect to contribute 1% to 10% (in increments of 1%) of salary on an after-tax basis regardless of the percentage of pre-tax contributions. As of April 1, 1994, employees may elect to contribute 1% to 7% (in increments of 1%) of salary on an after-tax basis regardless of the percentage of pre-tax contributions.

     Company Contributions -- The Company contribution is based on a 50% fixed match plus up to 50% variable based on the operating performance of the Company. No accrual was made for this variable match at December 31, 1993 as the Company did not meet its internal performance goals. Company contributions of $3,528,407 related to the 50% variable match were accrued for at December 31, 1994. After-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any one employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

     Eligibility -- Full-time permanent salaried employees and non-union hourly employees at participating locations are eligible to become Plan participants on the first day of employment or re-employment. If the employee is a part-time or temporary, such employee becomes eligible to participate after completing at least 12 months and 1,000 hours of service. Beginning January 1, 1989, the Plan allows non-union hourly employees at participating locations to contribute to the Plan.

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

                  SCHULLER INTERNATIONAL EMPLOYEES THRIFT PLAN

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

8.  WITHDRAWALS AND FORFEITURES AND LOANS:

     Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59 1/2, or leaves the Company, or furnishes satisfactory proof of financial hardship.

     If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions. Forfeitures serve to reduce future contributions of the Company. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the re-employment date, cash in one lump sum equal to the full amount received from the Plan at termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

     A participant who retires or becomes disabled can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70 1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

     The Plan's loan provisions allow a participant to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate.

     In July 1991, Manville sold its filtration and industrial minerals businesses known as Celite Corporation. During November and December 1991, the remaining related employees' account balances totalling $6,978,762, other than loans, were transferred into the Money Market Fund. During January 1992, this, in addition to loans of $74,439, were transferred to the purchaser's trustee.

9.  TAX STATUS:

     The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on March 22, 1993 for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, with respect to the Plan's amendments and restatements resulting from the Plan's transfers to Riverwood's trustee (See
Note 2). On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, earnings on contributions from the Company's retirement plans, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

10.  TERMINATION OF THE PLAN:

     It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

11.  ADMINISTRATIVE EXPENSES PAID BY COMPANY:

     The Company paid approximately $151,000, $156,000, and $166,000, in 1994, 1993 and 1992, respectively, of administrative expenses to the Plan's trustee on behalf of the Plan, which are not included in the financial statements.

                                       16